March 16, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention: Ms. Suzanne Hayes, Assistant Director

Re:	PhaseRx, Inc.

Draft Registration Statement on Form S-1

Submitted Confidentially on February 12, 2016

CIK No. 0001429386

Ladies and Gentlemen:

On behalf of PhaseRx, Inc. (the “Company” or “PhaseRx”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 10, 2016 (the “Comment Letter”), to Robert W. Overell, Ph.D., President and Chief Executive Officer of the Company, relating to the confidential draft Registration Statement on Form S-1, CIK No. 0001429386, submitted to the Commission on February 12, 2016 (the “Draft Registration Statement”). In connection with this response to the Comment Letter, the Company is contemporaneously submitting confidentially a draft Registration Statement No. 2 (“Draft No. 2”), responding to the Staff’s comments and updating the Draft Registration Statement. Capitalized terms used but not otherwise defined in this letter shall have the meanings given to such terms in Draft No. 2 References herein to page numbers are to page numbers in Draft No. 2.

The following are the Company’s responses to the Comment Letter. The Company’s responses are numbered to correspond to the Staff’s comments as numbered in the Comment Letter. For your convenience, each of the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the Company’s corresponding response set forth immediately under such comment.

Also enclosed, for the convenience of the Staff, are two copies of Draft No. 2 which are marked to show changes from the relevant portions of the Draft Registration Statement.

U.S. Securities and Exchange Commission

March 16, 2016

Cover Page

1.	We refer to your explanatory note regarding the two alternate prospectuses for the primary and secondary offering. Please provide us an analysis explaining your basis for determining that the secondary offering is eligible to be made under Rule 415(a)(1)(i). In responding, please consider the guidance provided in Compliance Disclosure Interpretations, Securities Act Rules, Question 612.09.

Response:

For the reasons set forth below, the Company believes that the shares of common stock that the Company is proposing to register for resale are eligible for registration on a delayed or continuous basis pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933, as amended (the “Securities Act”).

Background

The Company is a development stage biotechnology company with no products for sale, and, accordingly, it has incurred recurring losses and substantial capital needs to fund its operations. In light of the Company’s capital needs, the Company engaged an investment bank to assist in a bridge loan financing that would provide the Company with working capital prior to the completion of its planned initial public offering.

On December 11, 2015, the Company issued a promissory note (the “Titan Note”) to Titan Multi-Strategy Fund I, LTD. (“Titan”) in exchange for $500,000. On December 21, 2015, the Company entered into a loan and security agreement (the “Loan and Security Agreement”) with 17 investors, pursuant to which Titan converted its Titan Note and certain investors made new term loans to the Company in the aggregate principal amount of $4 million (the “Term Loans”).  The entire outstanding principal amount of the Term Loans, together with all accrued and unpaid interest thereon will automatically convert into shares of common stock of the Company (the “Conversion Shares”) upon the closing of a qualified offering and compliance with all components of the qualified offering as set forth in the Loan and Security Agreement, at a conversion price equal to 80% of the price shares of common stock are sold in the qualified offering.  Among other things, a qualified offering under the Loan and Security Agreement requires a firm commitment underwritten initial public offering of the Company’s common stock not later than June 5, 2016, at a pre-offering valuation of at least $36 million (exclusive of the Term Loans and their subsequent conversion) and which results in gross proceeds to the Company of at least $16.9 million, which may include the $9.4 million of gross proceeds from a private placement closing concurrently with the initial public offering (the “Qualified Offering”).

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Under the Loan and Security Agreement, the Company agreed, among other things, to use its reasonable best efforts to enter into a registration rights agreement with the Term Loan lenders. On February 29, 2016, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with the Term Loan lenders, pursuant to which the Company agreed to use its reasonable best efforts to register the resale of the Conversion Shares concurrently with the registration of the Company’s initial public offering.

415 Analysis

In 1983, the Staff adopted Rule 415 under the Securities Act to permit the registration of offerings to be made on a delayed or continuous basis. Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the Rule. In relevant part, Rule 415 provides:

“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:

(1) The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;”

Under Rule 415(a)(1)(i), an issuer may register shares to be sold on a delayed or continuous basis by selling stockholders in a bona fide secondary offering without restriction.

In the event that the offering of the Conversion Shares registered by the registration statement is re-characterized as a primary offering on behalf of the Company, (i) the offering would have to be made on a fixed price basis (in other words, the “Selling Stockholders”, as identified on page SS-3 of Draft No. 2, would not be able to sell their securities at prevailing market prices, even once a market develops for their securities), (ii) the Selling Stockholders would be deemed to be “underwriters” with respect to the offering (with the attendant liabilities under Section 11 of the Securities Act), and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 would not be available to the Selling Stockholders to effect resales of their securities registered in the offering.

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U.S. Securities and Exchange Commission

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As a result of the foregoing consequences, the Staff’s interpretation of Rule 415 has a potentially dramatic impact on the ability of smaller public companies, like the Company, to raise capital and on the ability of a selling stockholder to affect the resale of its securities. Therefore, the Staff has previously acknowledged that a secondary offering should only be re-characterized as a primary offering after a careful and complete review of the relevant facts and circumstances. Specifically, in its Compliance and Disclosure Interpretations, the Staff has set forth a detailed analysis of the relevant factors that should be examined. Interpretive Response 612.09 (“CDI 612.09”), posted by the Staff on January 26, 2009, provides that:

“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415(a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (emphasis added)

Each of the relevant factors listed in CDI 612.09 is discussed below in the context of the offering of the Conversion Shares under the registration statement. Based on a proper consideration of all of those factors, the Company believes that the Staff should conclude that the registration statement for the offering of the Conversion Shares relates to a valid secondary offering and that the Conversion Shares can be registered for sale on behalf of the Selling Stockholders pursuant to Rule 415.

How Long the Selling Stockholders have Held the Securities

The holders of the Term Loans, which are convertible into the Conversion Shares, made their investments in the Company on December 21, 2015, except for Titan, which made its investment on December 11, 2015.As a result, these investors have borne substantial market risk to date, especially in light of the Company’s current financial position. In addition, these investors will be required to continue to bear this risk until these Term Loans are either repaid or the Conversion Shares are sold following the completion of a Qualified Offering, which may not occur for a period of time or at all. If the Company does not complete a Qualified Offering these investors may lose their entire investment in the Company.

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In addition, in Compliance and Disclosure Interpretation 116.19 (“CDI 116.19”) the Staff codified its “PIPEs” interpretation, which contemplates that a valid secondary offering could occur immediately following the closing of the PIPE transaction. C&DI 116.19 provides in relevant part that:

“[i]n a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement.”

CDI 116.19 therefore contemplates that a valid secondary offering of shares may occur without delay so long as the Company has completed the Section 4(2)-exempt, sale of the convertible security and the investor carries the market risk at the time the resale registration statement is filed. The Company believes that issuance of the Term Loans satisfy this requirement as it believes the issuance of the Term Loans was exempt from Section 5 of the Securities Act, pursuant to Section 4(a)(2) due to the satisfaction of conditions set forth in Rule 506 of Regulation D. In addition, as noted above, the Company believes that the Selling Stockholders have borne market risk since December 2015 and continue to bear market risk, which may occur even following the consummation of a Qualified Offering as the Selling Stockholders are not required to sell their Conversion Shares at any time. This concept is consistent with longstanding custom and practice in the PIPEs marketplace, as registration rights in connection with PIPEs transactions ordinarily require the filing of a resale registration statement shortly after closing (typically 30 days) and effectiveness of that registration statement shortly thereafter (typically 90 days after closing). Many of these transactions have been reviewed by the Staff, and the Staff, in its comments, has not indicated that the period of time elapsing between closing and registration has raised concerns about whether the offering is a valid secondary offering. A concern that a short period of time elapsing between closing and registration may indicate the presence of a primary offering is therefore inconsistent with CDI 116.19. In any event, the time between closing of the Term Loans and registration for the Selling Stockholders will likely exceed 3 months.

The Circumstances Under Which the Securities were Received

The Selling Stockholders entered into the Loan and Security Agreement with independent counsel and in arm’s length transactions following the retention of an investment banker who solicited the investors. In addition, in the Loan and Security Agreement, the Selling Stockholders made specific representations to the Company that they were acquiring the Term Loans and the Conversion Shares for their own accounts and not with a then present view towards public sale or distribution, except pursuant to sales registered or exempted under the Securities Act.

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Furthermore, although the Selling Stockholders have bargained for registration rights as part of the financing, registration rights, in and of themselves, do not evidence an intent on the part of the Selling Stockholders to sell shares. The fact that the Loan and Security Agreement included a covenant for the Company to use its reasonable best efforts to consummate the Qualified Offering on or prior to the date that is 167 calendar days after the date of the execution of the Loan and Security Agreement suggests the absence of any such distributive intent given the length of the outside date.

In addition, although the Conversion Shares will be issued to the Selling Stockholders at a discount to the public offering price in the Qualified Offering, the discount was required to provide Selling Stockholders with some incentive for their assuming the risks associated with the transaction given the Company’s financial situation, the potentially lengthy time period it may take to register the Conversion Shares, the fact that the Conversion Shares are restricted securities and the thin trading market for the Company’s common stock that may result following the public offering given the anticipated small size of the offering. Specifically, since the public offering is expected to be relatively small, the Company believes that its shares may be thinly traded, which would make it difficult for the Selling Stockholders to quickly sell all of their Conversion Shares immediately. Without material trading, the trading price of the Company’s common stock may also be subject to large swings in price which could exceed this 20% discount, thereby resulting in the Company’s trading price being below the conversion price of the Term Loans at a time the Selling Stockholder wants to sell. Therefore, the discount was not intended, and did not serve as, any form of underwriters’ compensation paid by the Company to the Selling Stockholders nor did it eliminate the market risk of this investment.

In addition to the above analysis, the Staff should note that the Term Loans do not include any price “resets”, floating price conversion rights or other “toxic” features that have previously prompted the Staff’s concerns regarding “Extreme Convertible” transactions. While the conversion price is based upon a discount to the initial public offering price, which is not known today, the Term Loans will not convert unless the Company is able to complete the offering at a pre-offering valuation of at least $36 million, which effectively creates a floor on the level of dilution that will result from the conversion of the Term Loans.  Further, the Term Loans do not provide for anti-dilution protection based on the price of future issuances by the Company following the Qualified Offering.

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U.S. Securities and Exchange Commission

March 16, 2016

The Relationship to the Company

None of the Selling Stockholders is currently, or has ever been, an affiliate of the Company. As a result, none of the Selling Stockholders has any ability directly or indirectly to control the actions of the Company either by contract or through management or the exercise of voting rights, and they have no special access to material non-public information concerning the Company. Moreover, assuming that all of the registered securities are sold, the Company does not expect any Selling Stockholder to own more than 5% of the issued and outstanding common stock of the Company on a fully diluted basis immediately after the registration statement is declared effective. Pursuant to the Loan and Security Agreement, no Selling Stockholder may acquire Conversion Shares covered by the registration statement if it would beneficially own more than 4.99% or 9.99%, as applicable, of the Company’s outstanding common stock after such conversion, thereby assuring that the Selling Stockholder will not have the status of an affiliate by reason of the level of ownership.

The Amount of Shares Involved

Because the number of Conversion Shares which will be issued upon occurrence of the Qualified Offering cannot be determined until the public offering price is fixed, the Company cannot currently determine with certainty the percentage of the Conversion Shares being registered for resale, relative to the number of shares of common stock of the Company currently outstanding. Furthermore, the Company notes that immediately prior to the completion of the initial public offering of its common stock, there will be shares of the Company’s preferred stock, convertible notes and warrants converting into shares of common stock of the Company, which will significantly increase the number of shares of common stock of the Company outstanding immediately prior to the initial public offering.

The Company understands that where a registration involved more than approximately one-third of the issuer’s public float, the Staff would analyze whether the transaction was in fact a disguised primary offering rather than a valid secondary offering.1 If an issuer sought to register more than one-third of its public float, the Company understands that the Staff has been instructed to examine the transaction to see if it implicates Staff concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes. As noted above, although the Company cannot determine with certainty whether the offering of the Conversion Shares will fall below the one-third threshold, based upon the expected post Qualified Offering capitalization of the Company, the number of Conversion Shares is expected to fall below the one-third threshold. In addition, the Company notes that there are 17 non-affiliate Selling Stockholders offering shares to be sold, further supporting the fact that this is a secondary offering by Selling Stockholders of the Company’s common stock and not a “disguised” primary offering.

1 See Keller, Stanley and William Hicks, “Unblocking Clogged PIPEs: SEC Focuses on Availability of Rule 415,” Insights, May 2007.

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The Company also notes that this is not a PIPE transaction where a company is attempting to create a public market for its securities by registering securities on a secondary basis which it could not register on a primary basis, where the Company understands the Staff has had concerns in recent years.

In addition, focusing solely on the number of shares being registered is inconsistent with C&DI 612.09 and the facts and circumstances recited above.

Whether the Selling Stockholders are in the Business of Underwriting Securities

To the Company’s knowledge, none of the Selling Stockholders are in the business of underwriting securities.

Whether the Circumstances Indicate that the Selling Stockholders are Acting as a Conduit for the Company

Based on the above discussion, the facts do not support the conclusion that the Selling Stockholders are acting as a conduit for the Company. As discussed above, none of the Selling Stockholders is now, nor have any of them ever been, an affiliate of the Company. None of the Selling Stockholders is in the business of underwriting securities, and all of the proceeds of the offering of the Conversion Shares under the registration statement will be retained by the Selling Stockholders. The Selling Stockholders made fundamental decisions to invest in the Company, have held their securities for a period of time that exceeds the periods sanctioned in the Staff’s C&DIs. No Selling Stockholder may acquire Conversion Shares covered by the registration statement if it would beneficially own more than 4.99% or 9.99%, as applicable, of the Company’s outstanding common stock after such conversion. Finally, the Term Loans do not include any toxic features that have previously prompted the Staff’s concerns with respect to PIPE transactions.

In these circumstances, the Company believes that the offering of the Conversion Shares it seeks to register pursuant to the registration statement is a valid secondary offering that should proceed consistent with Rule 415.

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U.S. Securities and Exchange Commission

March 16, 2016

Overview, page 1

2.	Please revise to explain briefly the meaning of “preclinical proof of concept with an approvable endpoint.” Also explain the term “in vivo gene editing” the first time it appears on page 2.

Response:

The Company has made the requested revisions on pages 1 and 2.

3.	We refer to the second sentence of the summary. Please explain to us why it is appropriate to compare the market potential for intracellular enzyme replacement therapy to the existing large and growing market for conventional enzyme replacement therapy. In this regard, explain how and why the markets are “analogous.” Clarify whether you are expressing the belief that the current market potential for intracellular enzyme replacement therapy is $4 billion and growing and provide us with support for the figure.

Response:

The Company believes that the ERT and i-ERT markets are “analogous “in the sense that the two markets both use enzyme replacement to treat inherited metabolic diseases in the liver which have similar incidences. The difference between the two approaches is that i-ERT supplies the missing enzyme via delivery of mRNA encoding the missing enzyme, while conventional ERT supplies the missing enzyme via delivery of the enzyme itself into the bloodstream. The Company’s i-ERT approach targets inherited metabolic diseases in which the missing enzyme is in an intracellular compartment inaccessible to the bloodstream, where conventional ERT is ineffective. ERT and i-ERT both address rare liver genetic disease markets which have similar incidence. These incidence numbers are also similar to the other disease candidates on the Company’s list for i-ERT which the Company lists on pages 83 and 84.

The Company believes that the current market potential for i-ERT to be at least as large as the $4 billion and growing worldwide ERT market because (1) the incidences of the diseases treatable by ERT and i-ERT are similar, as noted above and (2) the numbers of diseases currently treated by ERT (six diseases according to a brief “Enzyme Replacement Therapies for Lysosomal Storage Diseases” published by the Agency for Healthcare Research and Quality in 2013) are similar to the number of target diseases for i-ERT noted on pages 83 and 84.

The Company has made revisions on pages 77, 83 and 84 disclosing the number of incidences for each orphan liver disease that may be treated by i-ERT.

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4.	Please revise the diagram on page 3 to include Phase 2 and Phase 3.

Response:

The Company has made the requested revisions on pages 3 and 67.

5.	Please provide additional context for your statements in the fourth bullet point on page 4 that follow-on products potentially could be developed with “unusually low cost and risk” and that this development could be “rapid.” In this regard, we refer to your disclosures concerning the impact of orphan drug status on development and regulatory review time in the final sentence of the first paragraph on page 34 as well as your risk factors concerning the timeliness of regulatory reviews on pages 16 and pages 20 through 22.

Response:

The Company believes that the same delivery platform may be used to deliver different mRNAs to treat single-gene inherited metabolic disorders. Because the Company’s delivery technology platform is largely complete and the sequence of all mRNAs is widely known and in public domain, once the Company successfully develops an mRNA therapeutic for one such disease, the Company believes that development of an mRNA therapeutic against such other disease can be made in a significantly shorter amount of time and at less cost relative to a conventional drug discovery process, which generally takes several years to discover new drugs. In addition, the Company believes that the precise specificity of mRNA for its target minimizes off-target risks associated with conventional drug development, which the Company believes will contribute to lower cost and risks. For these reasons, while not mitigating downstream regulatory or all clinical risks, the Company believes that its approach can lead to the generation of new therapeutics more rapidly and with lower risk compared to conventional drug development. The Company has revised the fourth bullet under competitive strengths on pages 4 and 69 to provide additional context. The Company has also added a statement that it does not mitigate regulatory or all clinical risk.

6.	On page 4 you state that one of your competitive strengths is that your technology enables you to target hepatocytes in the liver by attaching a GalNAc molecule to the polymer you use. Please revise to explain whether competitors use the same delivery mechanism. If they do, then please clarify how your technology is different.

Response:

The Company has added requested clarification to the first bullet under “Our Competitive Strengths” on pages 4 and 68.

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U.S. Securities and Exchange Commission

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Our Competitive Strengths, page 4

7.	The prospectus summary should include a balanced presentation of your business, including your competitive position in the industry. In highlighting your competitive strengths, you present your technology as “leading-edge” and include several performance claims in this section and on page 1 notwithstanding the preclinical nature of your operations. Please tell us the basis for your performance claims and balance your summary presentation by providing equally prominent disclosure about the competitive, regulatory, technical challenges you face.

Response:

The Company has revised the relevant statement to delete “leading edge” and replaced it with “proprietary” at the top of the Competitive Strength sections on pages 4 and 68 to avoid perceptions of over-reaching. The Company’s performance claims are supported in the Business Section (see “mRNA Therapeutics and Competitive Approaches” section on page 78). The Company has also added a summary statement about the basis for its claims in the second paragraph on page 1. In addition, the Company has added additional disclosure regarding unaddressed development risks in the “Competitive Strengths” section. The Company has also added a section on the two main competitive technologies and their development status on page 70.

Risk Factors, page 5

8.	Please highlight your accumulated deficit and the substantial doubt regarding your ability to continue as a going concern in the summary Risk Factors section.

Response:

The Company has made the requested revision on page 5.

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U.S. Securities and Exchange Commission

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Private Placement, page 6

9.	Please revise to disclose the date of the agreement and the number of participating investors. Please also confirm to us that any shares issued in the private placement will be reflected in your disclosures on pages 114, 118, II-4 and elsewhere, as applicable.

Response:

The Company has made the requested revisions on page 6 to disclose the number of participating investors. The Company notes that the Company intends to enter into a purchase agreement with the participating investors for the private placement, but the purchase agreement has not yet been executed. The Company will make the requested revision to disclose the date of the agreement when the purchase agreement is executed. The Company confirms that any shares issued in the private placement will be reflected on pages 111, 114, II-4 and in all other applicable disclosures.

Common Stock Issuances Upon the Consummation of this Offering, page 6

10.	We note your disclosure indicating that you expect this offering will constitute a qualified offering. Given the material impact to your capitalization structure, please revise the disclosure prior to effectiveness to state clearly whether the offering will or will not be a qualified offering.

Response:

The Company will revise the disclosure prior to effectiveness to state clearly whether the offering will or will not be a qualified offering.

11.	We refer to your disclosure here and elsewhere in the registration statement that you entered into the Loan and Security Agreement on December 21, 2015. Please revise to disclose when the escrow agent released the funds to you and the amount of funds you received at the closing.

Response:

The Company has made the requested revisions on pages 6, 55, 62, 121, SS-1 and II-3 to disclose the date the escrow agent released the funds to the Company and the amount of proceeds the Company received at the closing.

12.	Please revise the first paragraph under the heading to highlight the lock-up period applicable to the shares. Also revise here, and clarify on page 41, whether each of the three parties can unilaterally waive the lock-up period.

Response:

The Company has made the requested revisions on page 7 to highlight the lock-up period applicable to the shares referenced in the first paragraph. However, the Company notes that it cannot accurately reference any lock-up periods that may be applicable to the shares referenced in the bullets following the third paragraph as certain of these shares are expected to be transferred to Titan Multi-Strategy Fund I, LTD. and its designees, who will be subject to a different lock-up agreement.

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U.S. Securities and Exchange Commission

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The Company has made the requested revisions on pages 7 and 37 clarifying that each of the three parties can unilaterally waive the applicable lock-up period.

Sale of Our Common Stock by Our Stockholders, page 6

13.	Please tell us the following:

•	When the stock purchase agreements were executed?

Response:

The stock purchase agreements with Titan were executed on December 11, 2015. The stock purchase agreements with certain designees of Titan were executed on February 1, 2016.

•	Which of your existing stockholders are making the transfers and the respective share transfer amounts?;

Response:

Each existing stockholder named in the table below is transferring the number of shares set forth next to its name, giving effect to the reverse stock split:

Stockholder	Number of Shares
5AM Ventures II, LP	545,990
5AM Co-Investors II, LP	21,534
ARCH Venture Fund VII, L.P.	495,514
Versant Venture Capital III, L.P	328,913
Versant Side Fund III, L.P.	1,929

•	Whether any shares sold in the concurrent private placement shares are part of the transfer?;

Response:

None of the shares sold in the concurrent private placement shares are expected to be part of the transfer.

•	Whether each “transfer” is a sale of all ownership rights in the shares?; and

Response:

Each “transfer” is a sale of all ownership rights in the shares.

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•	Why the transfers/sales are for nominal value instead of market value?

Response:

In December 2015, the Company engaged Palladium Capital Advisors, LLC (“Palladium”) to serve as its placement agent in connection with the bridge loan financing and as its financial advisor in connection with its initial public offering and for the provision of general capital markets advice. Prior to consummation of the bridge loan financing the Company determined, following discussions with Palladium, to request certain stockholders of the Company to transfer the number of post-reverse stock split shares set forth in the table above to Titan and/or its designees at a nominal purchase price in order to induce Titan to serve as the initial committed investor in the bridge financing and also in expectation of receiving other support from Titan, Palladium and their respective contacts in connection with the Company’s proposed initial public offering, including introductions to certain prospective underwriters.

In addition, explain to us why Titan, and each of it designees, is not reflected in your Principal Shareholders table. Explain to us, if known, why the new noteholders designated Titan and Mr. Honig as the Security Agent under the Loan and Security Agreement. In this regard, please tell us whether Titan played a role in the offering in addition to its role as a lender. We may have additional comments once we receive your response.

Response:

Neither Titan nor any of its designees is expected by the Company to hold more than 5% of the Company’s common stock prior to or immediately after the offering. The Company was informed by Palladium, acting in its capacity of the placement agent in the bridge loan financing, that Titan was selected as Security Agent because it was the first committed investor in the bridge loan and that the other investors participating in bridge loan were comfortable with Titan acting in such capacity. The Company does not believe that Titan played any other role in the offering other than its role as a lender and acting as Security Agent in connection with the Term Loans. As discussed above, Titan also provided a short term bridge financing by providing $500,000 in exchange for the Titan Note on December 11, 2015, which was later converted into a Term Loan.

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U.S. Securities and Exchange Commission

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Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates

Stock Based Compensation, page 61

14.	Please disclose how you estimate the common stock fair value underlying the options granted, including the methods and material assumptions underlying those methods used to determine your common stock fair value. We may have additional comments on your accounting for equity issuances including stock based compensation and convertible instruments. In addition, once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price.

Response:

The Company has made the requested disclosure on page 57. Once the Company has an estimated offering price, the Company will provide Staff an analysis explaining the reasons for the differences between the recent valuations of the Company’s common stock leading up to the initial public offering and the estimated offering price.

Implications of Being An Emerging Growth Company, page 66

15.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

There is no written communication, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act.

Our Competitive Strengths, page 71

16.	In the penultimate bullet on this page, you state that your management team has over 120 years of experience. Please clarify whether this number of years includes the experience of your directors or founders as well as your current management team. If applicable, please provide conforming disclosure for similar statements appearing elsewhere.

Response:

The Company has revised the penultimate bullet on page 69 to state that the management team has over 50 years of combined experience. This number of years does not include the experience of the Company’s directors or founders other than Dr. Overell. The Company has made conforming disclosures on pages 5 and 70.

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Our Development Programs, page 73

17.	At your first use of the term “statistically significant” on page 74, please provide an explanation of the term and discuss how statistical significance relates to the FDA’s evidentiary standards of efficacy. Please also clarify the significance of the p-value provided in the accompanying chart on page 75.

Response:

The Company has made the requested revisions on page 72.

Our Hybrid mRNA Technology, page 79

18.	We refer to your figure on page 81. Please revise to provide a brief narrative to explain the table. Include a description of what the numbers 1-7 on the horizontal axis represent.

Response:

The Company has made the requested revisions on page 79.

19.	Please enlarge the figure on page 82 so that the legend is legible.

Response:

The Company has made the requested revisions on page 81.

20.	We note your discussion at the bottom of page 83 that the levels of cytokines were “generally similar” to untreated mice. Please disclose whether the differences in cytokine levels as compared to untreated mice were statistically significant. Please also revise the accompanying charts shown in the figure on page 84 to use a smaller scale of cytokine levels so that the differences between the levels shown in treated mice and untreated mice are decipherable as well as comparable.

Response:

The Company has made the requested disclosure on page 83 and the requested revision to the charts shown in the figure on page 83.

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Partnering Opportunities, page 84

21.	Please revise to describe here or elsewhere, as applicable, your 2014 collaboration and development agreement with Synageva. Discuss the type of work performed with Synageva and the reasons why one or both parties determined not to renew the agreement after the 2015 expiration.

Response:

The Company has made the requested disclosure of the Company’s 2014 collaboration and development agreement with Synageva on page 84.

Officers and Directors, page 99

22.	Please identify the Dr. Overell affiliate who is a party to your second amended and restated stockholder voting agreement. Also, disclose the identity of the Dr. Overell affiliate who you reference on page 115.

Response:

Dr. Overell’s affiliate, Foundation BioVentures LLC, is a party to the Company’s second amended and restated stockholder voting agreement. The Company has made the requested revisions on page 112 to disclose the identity of Dr. Overell’s affiliate.

Certain Relationships, page 105

23.	We note your reference to promoters in this section. Please provide the disclosure required by Item 404(c) of Regulation S-K for each promoter.

Response:

The company did not have any promoter at any time during the past five fiscal years, and the reference to promoters in the section “Certain Relationships” has been removed.

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U.S. Securities and Exchange Commission

March 16, 2016

2016 Awards, page 109

24.	Please disclose the reasons for the 2016 option awards described on pages 109 and 110. Please revise to include the values of the awards in your summary compensation table or advise.

Response:

The Company has made the requested disclosure on pages 105 and 106. The Company respectfully advises the Staff that it has not included the values of the awards in its summary compensation table as the awards were granted following the end of the fiscal year ended December 31, 2015, and did not constitute compensation for performance prior to December 31, 2015.

Director Compensation, page 111

25.	We note your discussion in the “Equity Compensation” section on page 112. Please clarify whether these option awards are in addition to the option grants disclosed in the first table on page 110.

Response:

The Company has made the requested revisions on page 108 to clarify that the option grants to non-employee directors disclosed in the first table on page 105 are not in addition to the option awards described in the “Equity Compensation” section.

Agreements with our Directors, page 112

26.	Please revise to describe all material terms of your chairman agreement with Dr. Gillis, including the nature of the consulting services and the financial terms.

Response:

The Company has made the requested revision on pages 108 and 109 to describe all material terms of the chairman agreement with Dr. Gillis, including the nature of the consulting services and the financial terms.

Certain Relationships and Related Party Transactions, page 114

27.	In your discussions in this section relating to your stockholders ARCH Venture Fund VII, L.P., Versant Venture Capital III, L.P., Versant Side Fund III, L.P. and 5AM Ventures II, LP, please disclose the relationship your directors have with these entities. Refer to Item 404(a)(1) of Regulation S-K.

Response:

The Company has made the requested revisions on page 111 to disclose the relationship the Company’s directors have with ARCH Venture Fund VII, L.P., Versant Venture Capital III, L.P., Versant Side Fund III, L.P. and 5AM Ventures II, LP.

18

U.S. Securities and Exchange Commission

March 16, 2016

28.	We refer to section 1.01 and Annex D to the Loan and Security Agreement that you filed as Exhibit 10.31. Please revise to disclose the terms of your Subordination Agreement with Titan and the subordinated lenders who all appear to have 5% ownership positions and board seats. Please tell us about any other agreements you or your board members have with Titan or its affiliates. File the subordination agreement as an exhibit.

Response:

The Company has made the requested revisions to disclose the terms of the Subordination Agreement. The Company has filed the Subordination Agreement as Exhibit 10.32 to Draft No. 2. There are no other agreements between the Company or its board members and Titan or its affiliates. However, some of the Company’s directors’ affiliates who are stockholders of the Company have signed stock purchase agreements with Titan and its designees to transfer shares of common stock to Titan and its designees for nominal consideration.

Review, Approval or Ratification page 116

29.	Please refer to Regulation S-K, Item 404(b)(1) and expand your disclosure to describe the policies and procedures utilized with respect to the transactions disclosed in this section.

Response:

The Company has made the requested revision on page 113 to describe the policies and procedures utilized with respect to the transactions disclosed in this section.

Underwriting, page 133

30.	Please revise this section to clarify whether Laidlaw is the sole underwriter. In this regard, the first sentence in the section suggests that Laidlaw may be serving as a representative for another underwriter. Additionally, the second sentence of the first paragraph after the table suggests that there are other underwriters in addition to Laidlaw. Please revise or advise.

Response:

The Company has made the requested revisions to the “Underwriting” section to clarify that Laidlaw & Company (UK) Ltd. is the sole underwriter.

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U.S. Securities and Exchange Commission

March 16, 2016

Incorporation of Certain Documents by Reference, page 143

31.	Please revise to remove the incorporation by reference language from pages 143 and SS-8. Refer to the General Instruction VII to Form S-1, which provides that the registrant must meet the enumerated requirements immediately prior to the time of filing the registration statement.

Response:

The Company has made the requested revision by removing the incorporation by reference language from pages 139 and SS-8.

Notes to Financial Statements

2. Summary of Significant Accounting Policies

Unaudited Pro Forma Balance Sheet Information, page F-7

32.	You state here that the warrants to purchase 2,452,242 shares of preferred stock will be exercised if the contemplated offering is completed. Please tell us whether such exercise is contractually required or firm commitments of such exercise have been received.

Response:

The holders of the warrants to purchase 2,452,242 shares of preferred stock at an exercise price of $0.01 per share have orally committed to the exercise of their warrants. These warrants, pursuant to the terms thereof, will expire and shall no longer be exercisable upon the initial public offering of the Company’s common stock, and therefore, the Company assumes that the holders of these warrants will exercise them.

7. Redeemable Convertible Preferred Stock and Stockholders’ Deficit Redeemable Convertible Preferred Stock, page F-14

33.	You characterize your preferred stock in the second paragraph on page F-15 and on your balance sheet as being mandatorily redeemable yet you do not classify this preferred stock as liabilities under ASC 480-10-25-4. Please demonstrate to us why this preferred stock is mandatorily redeemable as defined in the glossary at ASC 480-10-20 when it appears to be conditionally redeemable. If this stock is indeed mandatorily redeemable, please classify it as liabilities on your balance sheet; otherwise remove reference to the word “mandatorily” throughout your filing.

Response:

The Company has reviewed accounting guidance (ASC 480-10-S99 EITF Topic D-98) and the characteristics of the Company's Series A and Series A-1 preferred stock and determined to remove the word “mandatorily” throughout the Company’s filing.

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U.S. Securities and Exchange Commission

March 16, 2016

Selling Stockholders, page SS-3

34.	We refer to the disclosure at the bottom of page SS-5.Please revise to identify which selling stockholders are affiliates of broker-dealers.

Response:

The Company has made the requested revision to identify the selling stockholders who are affiliates of broker-dealers by adding “^” next to the selling stockholder’s name in the table on page SS-3.

* * * * *

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

Rick A. Werner, Esq.

cc: Robert W. Overell, Ph.D., PhaseRx, Inc.

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